Exhibit 12.1

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the nine months ended September 30, 2010

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$55,012,685

Add:
Interest on indebtedness (excluding capitalized interest)	178,762,511
Amortization of debt related expenses	4,801,685
Portion of rents representative of the
interest factor	6,181,192
244,758,073

Distributed income from equity investees	89,033,592

Pretax earnings from continuing operations, as adjusted	$333,791,665

Fixed charges -
Interest on indebtedness (including capitalized interest)	$190,520,942
Amortization of debt related expenses	1,709,648
Portion of rents representative of the interest factor	6,181,192

Fixed charges	$198,411,782

Ratio of earnings to fixed charges	1.68